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                               CISCO SYSTEMS, INC.
                   INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN
             STOCK PURCHASE AGREEMENT - CISCO ______________________


1. I hereby elect to participate in the Cisco Systems, Inc. ("Company") International Employee Stock Purchase Plan (the "Plan") for the six-month purchase period specified below, and I accordingly subscribe to purchase shares of the Company's Common Stock, in accordance with this Stock Purchase Agreement and the Plan.

2. I hereby agree that on the last business day of each month during the six-month purchase period I will pay to Cisco ___________________ [____________] (up to 10% of my total compensation, including base salary, commissions, overtime and/or bonuses).

3. I understand that my monthly payments will be accumulated for the purchase of shares of Common Stock on the last business day of each six-month purchase period. The purchase price per share will be the lower of (i) 85% of fair market value on the first day of the six-month purchase period or (ii) 85% of fair market value on the last day of the six-month purchase period. My accumulated monthly payments will be converted into U.S. Dollars on the last U.S. business day of each month on the basis of the exchange rate in effect on that date.

4. I understand that this enrollment will be effective for the duration of the six-month purchase period specified below and that shares will be purchased on my behalf unless my participation terminates upon my withdrawal from the Plan or my cessation of employment with the Company.

5. I understand that a new purchase period will begin each quarter and that I may participate in only one six-month purchase period at a time.

6. I understand that a stock certificate for the shares purchased on my behalf will be deposited into a Company-designated brokerage account on my behalf as soon as practical after each six-month purchase date.

7. I understand that the Plan sets forth limitations (i) respecting the maximum number of shares purchasable during a purchase period (96,000 shares) and the number of shares purchasable over the term of the Plan by an officer or director of the Company (480,000 shares), (ii) prohibiting the purchase of more than U.S.$25,000 worth of Common Stock per calendar year, and (iii) prohibiting the grant of purchase rights to 5% shareholders.

8. I understand that should I die owning shares of Cisco Systems, Inc. stock or rights to acquire such stock, the stock or rights may subject my estate to United States federal estate taxes. I understand that I should seek my own tax advice regarding this potential tax.

9. I acknowledge that I have seen a copy of, and am familiar with, the official Plan Prospectus summarizing the operation of the Plan. A complete copy of the actual plan document is attached as Exhibit A to the Prospectus and is on file at the Company's corporate offices in San Jose, California. A copy of the Prospectus has been provided to each regional office.

10. I understand that the Company has the right, exercisable in its sole discretion, to amend or terminate the Plan at any time, with such amendment or termination to become effective immediately following the exercise of purchase rights at the end of each purchase. Should the Company elect to terminate the Plan, I will have no further rights to purchase Common Stock pursuant to this Agreement. Upon termination of employment, purchase rights under this plan will terminate regardless of whether or not prior notice of termination of employment was given to me.

11. I acknowledge that I have received and may continue to receive the opportunity to purchase stock under the Plan. I understand that the grant of a purchase right in one year or at one time does not in any way obligate Cisco Systems, Inc. or Cisco ________________ to make a grant or award in any future year or in any given amount. I acknowledge and understand that the Plan is wholly discretionary in nature and is not to be considered part of my normal or expected compensation subject to severance, resignation, redundancy or similar pay.

12. I hereby authorize and direct Cisco ___________________ to disclose to Cisco Systems, Inc. or any of its subsidiaries such information regarding my employment, the nature and amount of my compensation and the fact and conditions of my participation in the Plan as Cisco ___________________deems necessary to facilitate the administration of such Plan.

13. I have read this Agreement, and I hereby agree to be bound by the terms of the Plan. The effectiveness of this Agreement is dependent upon my eligibility to participate in the Plan.



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Date:_________________________________________         Signature:________________________________________________

Start Date of Purchase Period: _______________         Printed Name: ____________________________________________
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